UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

U.S. CONCRETE, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

90333L102

(CUSIP Number)

Dr. Ingo Schaffernak

HeidelbergCement AG

Berliner Straße 6

69120 Heidelberg

Germany

011-49-6221-481-366

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Michael H. Hyer, Esq.

300 East John Carpenter Freeway, Suite 1645

Irving, Texas 75062

972-653-6141

May 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 90333L102

1.	Names of Reporting Persons. HBMA Holdings LLC I.R.S. Identification Nos. of above persons (entities only). 22-3473702

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,233,451 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,233,451 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90333L102

1.	Names of Reporting Persons. Ms. Ruth Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,233,451 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,233,451 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102

1.	Names of Reporting Persons. Mr. Ludwig Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,233,451 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,233,451 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102

1.	Names of Reporting Persons. Mr. Tobias Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,233,451 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,233,451 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102

1.	Names of Reporting Persons. Dr. Philipp Merckle I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,233,451 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,233,451 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102

1.	Names of Reporting Persons. Ms. Jutta Breu (nee Jutta Merckle) I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,233,451 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,233,451 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13D initially filed on June 6, 2008 (the “Schedule 13D”) by (a) HBMA Holdings, Inc., a Delaware corporation, (b) (i) Dr. Adolf Merckle, a citizen of the Federal Republic of Germany, (ii) Ms. Ruth Merckle, a citizen of the Federal Republic of Germany, (iii) Mr. Ludwig Merckle, a citizen of the Federal Republic of Germany, (iv) Mr. Tobias Merckle, a citizen of the Federal Republic of Germany, (v) Dr. Philipp Merckle, a citizen of the Federal Republic of Germany, and (vi) Ms. Jutta Breu (nee Jutta Merckle), a citizen of the Federal Republic of Germany, relating to beneficial ownership of shares of common stock, $.001 par value (“Shares”) of U.S. Concrete, Inc. (the “Issuer”).  Only those items which are included below are being amended and supplemented by this Amendment. Items in the Schedule 13D not listed below remain unchanged.  Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

Since the filing of the Schedule 13D, the reporting persons have changed due to (i) the conversion of HBMA Holdings, Inc. to HBMA Holdings LLC, a Delaware limited liability company, and (ii) the death of Dr. Adolph Merckle.  Dr. Merckle’s beneficial ownership interest in Shares of the Issuer is now held by his son, Mr. Ludwig Merckle, who, as a result of disclaimers by two of his siblings, is Dr. Merckle’s sole heir.  The current reporting persons are as set forth below in this filing (the “Reporting Persons”).  In addition, the percentage of Shares of the Issuer beneficially owned by the Reporting Persons has increased from 8.1% to 8.7% due to changes in the total number of Shares outstanding. This statement is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated June 6, 2008 and filed as Exhibit 1 to the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is filed jointly by (a) HBMA Holdings LLC, a Delaware limited liability company formerly known as HBMA Holdings, Inc. (“HBMA”), and (b) (i) Ms. Ruth Merckle, a citizen of the Federal Republic of Germany, (ii) Mr. Ludwig Merckle, a citizen of the Federal Republic of Germany, (iii) Mr. Tobias Merckle, a citizen of the Federal Republic of Germany, (iv) Dr. Philipp Merckle, a citizen of the Federal Republic of Germany, and (v) Ms. Jutta Breu (nee Jutta Merckle), a citizen of the Federal Republic of Germany (collectively, the “Merckle Family”) (HBMA and the Merckle Family collectively, the “Reporting Persons”).

HBMA is a subsidiary in a multi-tier corporate organization ultimately controlled by the Merckle Family.  Annex A attached hereto sets forth the name, state or other place of organization, principal business and address of its principal place of business and principal office of the HeidelbergCement corporate entities between the Merckle Family and HBMA.  HBMA is a Delaware limited liability company whose principal business is the ownership of subsidiary companies whose core products are cement, ready-mixed concrete, aggregates, concrete and steel pipe, brick and related products.  The address of HBMA’s principal offices and place of business is 300 East John Carpenter Freeway, Suite 1645, Irving, Texas 75062.  The name, position with HBMA, present principal occupation or employment and business address of each of the managers and executive officers of HBMA are set forth in Annex B attached hereto.

Mr. Ludwig Merckle, Mr. Tobias Merckle, Dr. Philipp Merckle and Ms. Jutta Breu (nee Jutta Merckle) are the children of Ms. Ruth Merckle and Dr. Adolf Merckle (deceased).   The name, citizenship, business addresses and principal occupation of each member of the Merckle Family are set forth in Annex C attached hereto.

The Merckle Family owns, directly or indirectly through investment vehicles, all the outstanding shares of Spohn Cement GmbH, a corporation incorporated under the laws of the Federal Republic of Germany (“Spohn”).  The address of Spohn’s principal offices is Diekstraat 3, 25870 Norderfriedrichskoog, Germany.  Spohn is a holding company which holds approximately 53.6% of the outstanding shares of HeidelbergCement AG, a corporation incorporated under the laws of the Federal Republic of Germany (“HeidelbergCement”).  In addition, other investment vehicles owned directly or indirectly by Mr. Ludwig Merckle, who, as a result of disclaimers by two of his siblings, is the sole heir of Dr. Adolf Merckle (deceased), own an additional 25.46% of the outstanding shares of HeidelbergCement.  HeidelbergCement is a corporation whose core products are cement, ready-mixed concrete, aggregates and related products. The address of HeidelbergCement’s principal office is Berliner Straße 6, 69120

CUSIP No. 90333L102

Heidelberg, Germany.  Mr. Ludwig Merckle and Mr. Tobias Merckle are members of the supervisory board of HeidelbergCement.

HBMA is an indirect 100% owned subsidiary of HeidelbergCement.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the entities set forth in Annex A and none of the persons set forth in Annex B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13D-1(k) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons have agreed to file one statement with respect to their beneficial ownership of Shares of the Issuer and the joint Schedule 13D of the Reporting Persons as amended from time to time is herein referred to as “this Schedule 13D.”

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)           The responses of the Reporting Persons to Rows (7) through (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. The percentages set forth in this Item 5 are calculated based upon the number of Shares (excluding those held in treasury) outstanding of 37,173,699 as of May 7, 2009 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

HBMA owns 3,233,451 Shares (the “HBMA Shares”) representing 8.7% of the outstanding Shares of the Issuer.  Neither the Merckle Family nor any of the entities listed on Annex A other than HBMA directly own any Shares or other equity securities of the Issuer.

Since HBMA is an indirect wholly-owned subsidiary of HeidelbergCement, HeidelbergCement may be deemed to beneficially own the HBMA Shares.  All the entities described on Annex A as middle-tier subsidiaries of HeidelbergCement are parent entities of HBMA, all of which may be deemed to beneficially own the HBMA Shares.

Spohn owns approximately 53.6% of the outstanding shares of HeidelbergCement.  Spohn is directly or indirectly through investment vehicles wholly owned by the Merckle Family.  In addition, other investment vehicles owned by Mr. Ludwig Merckle, who, as a result of disclaimers by two of his siblings, is the sole heir of Dr. Adolf Merckle (deceased), own an additional 25.46% of the outstanding shares of HeidelbergCement.   Therefore, the members of the Merckle Family may be deemed to be the beneficial owners of the HBMA Shares by virtue of their ownership of Spohn and HeidelbergCement.  Spohn may be deemed to beneficially own the HBMA Shares by virtue of  its ownership in HeidelbergCement.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement Pursuant to Rule 13d-1 (incorporated by reference to Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on June 6, 2008).
24	Power of Attorney (incorporated by reference to Exhibit 24 to Schedule 13D filed with the Securities and Exchange Commission on June 6, 2008).

CUSIP No. 90333L102

Annex A to the Schedule 13D is hereby amended and restated to read in its entirety as follows:

ANNEX A

Corporate Entities

Spohn and HeidelbergCement	State or Other Place of Organization	Principal Business	Address of Principal Place of Business and Principal Office	Shareholders/Beneficial Owner
Spohn Cement GmbH	Germany	Holding Company	Diekstraat 3, 25870 Norderfriedrichskoog, Germany	Merckle Family
HeidelbergCement AG	Germany	Cement, ready-mix concrete, aggregates and related products	Berliner Straße 6, 69120 Heidelberg, Germany

Spohn Cement GmbH – 53.6% Mr. Ludwig Merckle, the sole heir of Dr. Adolf Merckle (deceased), (including through investment vehicles) – 25.46% Schwenk Beteiligungen GmbH & Co KG – 6.9% Public free float – 14.04%

HeidelbergCement AG Middle-Tier Subsidiaries

Name of Middle-Tier Subsidiary	State or Other Place of Organization	Principal Business	Address of Principal Place of Business and Principal Office	Shareholders/Beneficial Owner
HeidelbergCement International Holding GmbH	Germany	Holding Company	Berliner Straße 6, 69120 Heidelberg, Germany	HeidelbergCement AG
HeidelbergCement Holding S.á.r.l.	Luxembourg	Holding Company	46 A, Avenue J. F. Kennedy, Luxembourg	HeidelbergCement AG – 49.95% HeidelbergCement International Holding GmbH – 54.05%
HeidelbergCement UK Holding Limited	United Kingdom	Holding Company	3160 Solihull Parkway, Park Square, Birmingham Business Park, Birmingham, England	HeidelbergCement Holding S.á.r.l.
Lehigh UK Limited	United Kingdom	Holding Company	3160 Solihull Parkway, Park Square, Birmingham Business Park, Birmingham, England	HeidelbergCement UK Holding Limited
Hanson Limited	United Kingdom	Holding Company	1, Grosvenor Place, London SW1X 7JH, England	Lehigh UK Limited
HeidelbergCement UK Holding II Limited	United Kingdom	Holding Company	3160 Solihull Parkway, Park Square, Birmingham Business Park, Birmingham, England	Hanson Limited

CUSIP No. 90333L102

Lehigh B.V.	Netherlands	Holding Company	Sint Teunislaan 1, Gebouw Cementrum, 5231 BS s´Hertogenbosch, Netherlands	HeidelbergCement UK Holding II Limited
Lehigh Hanson, Inc. (f/k/a Heidelberg Cement, Inc.)	Delaware	Holding Company	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062	Lehigh B.V.
Hanson Devon Limited	Ireland	Holding Company	WIL House, Shannon Business Park, Shannon, County Clare, Republic of Ireland	Lehigh Hanson, Inc. (f/k/a Heidelberg Cement, Inc.)
Essex NA Holdings LLC	Delaware	Holding Company	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062	Hanson Devon Limited
HNA Investments	Delaware	Holding Company	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062	Hanson Devon Limited — 99% Essex NA Holdings LLC — 1%
HBMA Holdings LLC	Delaware	Holding Company	300 East John Carpenter Freeway Suite 1645 Irving, Texas 75062	HNA Investments

CUSIP No. 90333L102

Annex B to the Schedule 13D is hereby amended and restated to read in its entirety as follows:

ANNEX B

Managers and Executive Officers of HBMA Holdings LLC

The name, present positions with HBMA, present principal occupation or employment and business address of each of the managers and executive officers of HBMA Holdings LLC are set forth below.  All persons named in the table below are citizens of the United States.

Name	Positions with HBMA	Present Principal Occupation or Employment	Business Address
James K. Kitzmiller	Manager and President	President and Chief Executive Officer, Lehigh Hanson, Inc.(1)	8505 Freeport Parkway Irving, Texas 75063
Michael H. Hyer	Manager, Vice President and Secretary	Vice President – General Counsel, Lehigh Hanson, Inc.(1)	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062
Timothy W. McHugh	Manager and Vice President	Vice President, Chief Financial Officer, Lehigh Hanson, Inc.	8505 Freeport Parkway Irving, Texas 75063
Robert Creveling	Treasurer	Treasurer, Lehigh Hanson, Inc.(1)	8505 Freeport Parkway Irving, Texas 75063

(1)HBMA Holdings LLC is a downstream subsidiary of Lehigh Hanson, Inc.

CUSIP No. 90333L102

Annex C to the Schedule 13D is hereby amended and restated to read in its entirety as follows:

ANNEX C

Members of the Merckle Family

The name, present principal occupation or employment and business address of each of the members of the Merckle Family are set forth below.  All persons named in the table below are citizens of the Federal Republic of Germany.

Name	Present Principal Occupation or Positions with HBMA	Employment Business Address
Ruth Merckle	Physiotherapist	Graf-Arco-Straße 3, 89079 Ulm, Germany
Ludwig Merckle	Economist	Graf-Arco-Straße 3, 89079 Ulm, Germany
Tobias Merckle	Managing Director of the Association Prisma	Prisma e.V., Seehaus 1, 71229 Leonberg, Germany
Dr. Philipp Merckle	Member of the Supervisory Board of Gruschwitz AG, Leutkirch, Germany	Graf-Arco-Straße 3, 89079 Ulm, Germany
Jutta Breu (nee Jutta Merckle)	Commercial Employee	MTS Systems GmbH, Hohentwielsteig 3, 14163 Berlin, Germany

CUSIP No. 90333L102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

HBMA Holdings LLC

Dated: June 3, 2009	By:	/s/ Michael H. Hyer
		Name:	Michael H. Hyer
		Title:	Vice President

Dated: June 2, 2009	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Ruth Merckle

Dated: June 2, 2009	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Tobias Merckle

Dated: June 2, 2009	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Dr. Philipp Merckle

Dated: June 2, 2009	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Jutta Breu (nee Jutta Merckle)

Dated: June 2, 2009	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Ludwig Merckle